Exhibit d.3

ALLIED CAPITAL CORPORATION

NOTICE TO SHAREHOLDERS

5,123,397 Shares of Common Stock

Offered Pursuant to Rights
Distributed to Stockholders
of Allied Capital Corporation

October      , 2002

      This notice is being distributed by Allied Capital Corporation (the “Company”) to all holders of record of the Company’s common stock (“Recordholders”), at the close of business on October 21, 2002 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). The Rights and Common Stock are described in the Company’s prospectus dated October   , 2002 (the “Prospectus”).

      In the Rights Offering, the Company is offering an aggregate of 5,123,397 shares of its Common Stock, as described in the Prospectus.

      The Rights will expire, if not exercised, at 5:00 p.m., New York City time, on November 21, 2002, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

      In the Rights Offering, each Recordholder will receive one Right for every share of the Company’s common stock owned of record as of the close of business on the Record Date. No fractional shares of Common Stock will be issued pursuant to the exercise of the Rights.

      For every 20 Rights held, the holder will be able to subscribe (the “Basic Subscription Rights”) for one share of Common Stock. The subscription price per share (the “Subscription Price”) will be 93% of the average of the last reported sales price of a share of Common Stock on the New York Stock Exchange on November 21, 2002, (the “Pricing Date”) and the four preceding business days. Because it is not possible to determine the Subscription Price until the Pricing Date, holders exercising their Rights will not know the Subscription Price at the time they exercise the Rights. As a result, the Company is requiring that holders deliver the estimated subscription price of $           per share (the “Estimated Subscription Price”) in connection with the exercise of their Basic Subscription Rights.

      In addition, Rights holders who exercise their Basic Subscription Rights also will be eligible to subscribe (the “Over-Subscription Right”) at the Subscription Price for shares of Common Stock that are offered but not otherwise purchased in the Rights Offering, subject to availability and proration. For the reasons noted above, the Company is requiring that holders deliver the Estimated Subscription Price in connection with the exercise of their Over-Subscription Right.

      The Rights will be evidenced by subscription certificates (the “Subscription Certificates”). The Rights are not transferable.

      Enclosed are copies of the following documents:

      1. Prospectus dated October   , 2002;

      2. Subscription Certificate;

      3. Instructions as to Use of Allied Capital Corporation Subscription Certificates; and

4.	A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.

      Your prompt action is requested. To exercise Rights, you should properly complete and sign the Subscription Certificate and forward it, with payment of the Estimated Subscription Price in full for each share of Common Stock subscribed for pursuant to your Basic Subscription Rights and Over-Subscription Right, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Certificate with payment of the Subscription Price prior to 5:00 p.m., New York City time, on the Expiration Date. A Rights holder cannot revoke the exercise of his or her Rights. Rights not exercised prior to the Expiration Date will expire.

      If you have questions or need additional copies of the enclosed materials, please contact the Information Agent, Georgeson Shareholder Communications, Inc. The Information Agent’s toll-free telephone number is: (866) 206-4938.